                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                               QUOKKA SPORTS, INC.
                                (Name of Issuer)




                                  COMMON STOCK
                         (Title of Class of Securities)




                                   749077 10 3
                                 (CUSIP Number)





                                February 14, 2000
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [ ]      Rule 13d-1(c)

                  [X}      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 pages
                             Exhibit Index at Page 8

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

  ------------------------------------------                                              -------------------
  CUSIP NO. 749077 10 3                                          13G                      PAGE 2 OF 8 PAGES
  ------------------------------------------                                              -------------------

 ------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON   TRINITY VENTURES V, L.P.
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)        94-3326136
 ------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) X
            (b)
 ------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY
 ------------------------------------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION                 CALIFORNIA, UNITED STATES
 ------------------------------------------------------------------------------------------------------------
           NUMBER OF             5     SOLE VOTING POWER                   0

            SHARES               ----------------------------------------------------------------------------

         BENEFICIALLY            6     SHARED VOTING POWER                 3,066,149

           OWNED BY              ----------------------------------------------------------------------------

             EACH                7     SOLE DISPOSITIVE POWER              0

          REPORTING              ----------------------------------------------------------------------------

            PERSON               8     SHARED DISPOSITIVE POWER            3,066,149

            WITH:
 ------------------------------------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               3,066,149
 ------------------------------------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 ------------------------------------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                               6.97%
 ------------------------------------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*                                                       PN
 ------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 8 pages

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

  ------------------------------------------                                              -------------------
  CUSIP NO. 749077 10 3                                          13G                      PAGE 3 OF 8 PAGES
  ------------------------------------------                                              -------------------

 ------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON   TRINITY V SIDE-BY-SIDE FUND, L.P.
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)        94-3241474
 ------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) X
            (b)
 ------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY
 ------------------------------------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION                 CALIFORNIA, UNITED STATES
 ------------------------------------------------------------------------------------------------------------
           NUMBER OF             5     SOLE VOTING POWER                   0

            SHARES               ----------------------------------------------------------------------------

         BENEFICIALLY            6     SHARED VOTING POWER                 178,332

           OWNED BY              ----------------------------------------------------------------------------

             EACH                7     SOLE DISPOSITIVE POWER              0

          REPORTING              ----------------------------------------------------------------------------

            PERSON               8     SHARED DISPOSITIVE POWER            178,332

            WITH:
 ------------------------------------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           178,332
 ------------------------------------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 ------------------------------------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                           0.41%
 ------------------------------------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*                                                   PN
 ------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 3 of 8 pages

                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names And I.R.S. Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed -- i.e., each person required to sign the schedule itself -- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G", below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)   The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc. - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


       CATEGORY                                                          SYMBOL
       Broker Dealer.................................................       BD
       Bank..........................................................       BK
       Insurance Company.............................................       IC
       Investment Company............................................       IV
       Investment Adviser............................................       IA
       Employee Benefit Plan, Pension Fund, or Endowment Fund........       EP
       Parent Holding Company/Control Person.........................       HC
       Savings Association...........................................       SA
       Church Plan...................................................       CP
       Corporation...................................................       CO
       Partnership...................................................       PN
       Individual....................................................       IN
       Other.........................................................       OO

         Notes:

                  Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

                  Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

                  Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


                                Page 4 of 8 pages

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

         Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

         Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying securityholders and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


ITEM 1.
Name of Issuer: Quokka Sports, Inc.
Address of Issuer's Principal Executive Offices: 525 Brannan Street, Ground Floor, San Francisco, CA 94107

ITEM 2.

         (a) Name of Person Filing: Trinity Ventures, L.P. on behalf of Trinity Ventures V, L.P.

         (b) Address of Principal Business Office or, if none, Residence: c/o Trinity Ventures, 3000 Sand Hill Road, Bldg. 4, Suite 160, Menlo Park, CA 94025

         (c)      Citizenship: California, United States of America

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 749077 10 3


         (a) Name of Person Filing: Trinity Ventures, L.P. on behalf of Trinity V Side-by-Side Fund, L.P.

         (b) Address of Principal Business Office or, if none, Residence: c/o Trinity Ventures, 3000 Sand Hill Road, Bldg. 4, Suite 160, Menlo Park, CA 94025

         (c)      Citizenship: California, United States of America

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 749077 10 3

                                Page 5 of 8 pages

         (b) IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


         (a)    [ ]   Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b)    [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c)    [ ]   Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

         (d)    [ ]   An investment company registered under section 8 of the Investment Company Act of 1940
                      (15 U.S.C. 80a-8);

         (e)    [ ]   An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f)    [ ]   An employee benefit plan or endowment fund in accordance with Section
                      240.13d-1(b)(1)(ii)(F);

         (g)    [ ]   A parent holding company or control person in accordance with Section
                      240.13d-1(b)(ii)(G);

         (h)    [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                      (12 U.S.C. 1813);

         (i)    [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)    [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

         (c) OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         TRINITY VENTURES V, L.P.

         (a)      Amount Beneficially Owned: 3,066,149
         (b)      Percent of Class: 6.97%
         (c)      Number of shares as to which such person has:
                      (i)     Sole power to vote or to direct the vote: 0
                      (ii)    Shared power to vote or to direct the
                              vote: 3,066,149
                      (iii) Sole power to dispose or to direct the disposition of: 0
                      (iv) Shared power to dispose or to direct the disposition of: 3,066,149



         TRINITY V SIDE-BY-SIDE FUND, LP.

         (a)      Amount Beneficially Owned: 178,332
         (b)      Percent of Class: 0.41%
         (c)      Number of shares as to which such person has:
                      (i)     Sole power to vote or to direct the vote: 0
                      (ii)    Shared power to vote or to direct the
                              vote: 178,332
                      (iii) Sole power to dispose or to direct the disposition of: 0
                      (iv) Shared power to dispose or to direct the disposition of: 178,332

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

              (d) OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

              (e) OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

              (f) IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


                                Page 6 of 8 pages

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

              (g) IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         If a group has filed this schedule pursuant to Section
240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

              (h) NOTICE OF DISSOLUTION OF A GROUP

         Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

              (i) CERTIFICATION

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this Schedule is filed on behalf of each of them and, after reasonable inquiry and the to the best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.

                TRINITY VENTURES V, L.P.

                                 March 29, 2000
                -------------------------------------------------
                                      Date

                                /s/ Kathy Murphy
                -------------------------------------------------
                                    Signature

                  Kathy Murphy, Member of Trinity TVL V, L.L.C.
                   General Partner of Trinity Ventures V, L.P.
                -------------------------------------------------

                                   Name/Title



                TRINITY V SIDE-BY-SIDE FUND, L.P.

                                 March 29, 2000
                -------------------------------------------------
                                      Date

                                /s/ Kathy Murphy
                -------------------------------------------------
                                    Signature

                  Kathy Murphy, Member of Trinity TVL V, L.L.C.
                   General Partner of Trinity Ventures V, L.P.
                -------------------------------------------------
                                   Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                Page 7 of 8 pages

                                  EXHIBIT INDEX

(1) Statement required by reporting persons pursuant to Rule 13d-1(k)(1) (see signature page)


                                Page 8 of 8 pages